May 27, 2016

Kathleen Collins, Chief
Office of Information Technologies and Services
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Visa Inc.
Form 8-K filed January 28, 2016
File No. 001-33977

Dear Ms. Collins:

In connection with Visa Inc.’s (“Visa”) Form 8-K filed with the U.S. Securities and Exchange Commission (“the Commission” or the “Staff”) on January 28, 2016, we are writing in response to the Staff’s comments dated May 12, 2016, which reference the Staff's prior comments dated March 29, 2016, and our response dated April 11, 2016.

We have reprinted the Staff’s comments below in bold, with our corresponding response below the applicable comment.

Exhibit 99.2
Reconciliation of Non-GAAP Financial Results
Calculation of Free Cash Flow, page A-2

1. Please refer to our prior comment 1. It remains unclear how you concluded that your measure of free cash flow should be characterized as a performance measure. In this regard, based on your response and the revised disclosures included in the Form 8-K filed on April 21, 2016, you appear to use this measure to present information related to cash generated and available for specified purposes such as stock buybacks and cash dividends. There is no indication that you use this measure to evaluate your ability to generate income or profits. Please provide additional analysis to support your conclusion that this measure is useful as a performance measure and that net income is the most directly comparable GAAP measure. Alternatively, revise your future filings to include a reconciliation to your cash flows from operations. In addition, as free cash flow is typically defined as cash flow from operations less capital expenditures, please consider renaming this measure (e.g., adjusted free cash flow) to avoid confusion.

Upon further reflection on the Staff's comment, we agree to present in our future filings "Adjusted Free Cash Flow" as a liquidity measure reconciled to net cash provided by (used in) operating activities as reported in our consolidated statement of cash flows in accordance with U.S. GAAP. We will continue to disclose that we believe this non-GAAP metric is useful to investors so that they may understand our ability to generate cash to first re-invest in the business, and then return excess cash to shareholders through stock buybacks and cash dividends.

* * *

Visa acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (650) 432-8165.

Sincerely,
/s/ Jim Hoffmeister

Jim Hoffmeister
Corporate Controller and Chief Accounting Officer